Exhibit A
Tier 1 African Operator Expands its Ceragon-based Backbone with the IP-20 Platform to Provide Connectivity to Rural Regions

March 23, 2015

Tier 1 African Operator Expands its Ceragon-based Backbone with the IP-20
Platform to Provide Connectivity to Rural Regions

Unprecedented operational efficiency achieved by utilizing Ceragon’s unique multicore and high power radio technologies

Paramus, New Jersey, March 23, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that a Tier 1 mobile operator in Africa is investing approximately $4 million to expand its large scale Ceragon-based backbone network, deploying the IP-20 Platform Long Haul solution. The solution will provide hybrid 3G connectivity, and in the future full packet-based 4G connectivity, to remote locations, bridging the digital divide between rural and urban regions.

Challenged with the need to quickly and efficiently provision telecommunication services, the operator searched for a solution capable of providing wireless links at long distances with the smallest possible footprint to lower tower leasing costs, minimal use of frequencies and equipment, as well as a simple modernization path to a full packet-based backbone. To maximize service availably and customer experience, the operator also searched for a solution capable of providing high capacity and low latency, as well as meeting its current 3G and future 4G needs.

The operator chose to deploy the Ceragon IP-20LH solution for its exceptional high transmit power capabilities, offering longer reach across wide sections of the country and the benefit of using smaller antennas for improved total cost of ownership (TCO). With its unique multicore technology, available only by Ceragon, the IP-20LH allows for the unprecedented distribution of SDH traffic, combined with Ethernet traffic, on all radio channels. This unique technology reduces the number of frequency channels needed for the backbone, as well as enables the deployment of fewer wireless backbone transmission units thereby greatly increasing available network capacity and lowering latency – providing a remarkable TCO advantage.

“We are pleased to continue this important relationship and gratified that this operator has chosen to deploy our IP-20 platform”, said Ira Palti, Ceragon’s president and CEO. “This demonstrates the exceptional benefits our solution offers for backbone infrastructures by enabling the operator to improve service availability while maintaining a close watch on network total cost of ownership. Our unique field-proven multicore technology has once again proven to be a key factor operators consider as they plan their network for the years to come.”

Tier 1 African Operator Expands its Ceragon-based Backbone with the IP-20 Platform to Provide Connectivity to Rural Regions

March 23, 2015

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Tanya Solomon	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-(404) 266 2060 x507	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
jschneider@calysto.com	tanyas@ceragon.com	claudiag@ceragon.com

Safe Harbor
This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not comply with the financial or other covenants in its agreements with its lenders; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.